 Exhibit (a)(5)(i)
Press Release
ADAMS DIVERSIFIED EQUITY FUND ANNOUNCES
PRELIMINARY TENDER OFFER RESULTS
BALTIMORE, MARYLAND, August 5, 2024 — Adams Diversified Equity Fund, Inc. (NYSE: ADX) announced today the preliminary results of its offer to purchase up to 12,405,174 of its common shares at $22.47, 98% of the $22.93 net asset value per share (“NAV”) at the close of regular trading on the New York Stock Exchange on August 2, 2024, the expiration date. The tender offer expired at 5:00 p.m. (ET) on August 2, 2024 and was not extended.
Based on the preliminary count by Equiniti Trust Company, LLC (“EQ”), the depositary for the tender offer, a total of 41,882,825 common shares of ADX were validly tendered and not withdrawn. The total amount of shares tendered exceeded the offer amount, and the Fund expects to purchase tendered shares on a pro rata basis.
In accordance with the terms and conditions of the tender offer and based on the preliminary count by EQ, ADX expects to accept for payment all 12,405,174 common shares subject to the tender offer.
The preliminary information contained in this press release is subject to confirmation by EQ. The final proration factor will be announced following completion by EQ of the confirmation process. Payment for the shares accepted for purchase under the tender offer and return of all other shares tendered and not purchased will occur promptly thereafter.
EQ Fund Solutions, LLC is the information agent for the Offer. Shareholders with questions may call EQ Fund Solutions, LLC at (888) 886-4425.
###
About Adams Funds
Since 1929, Adams Funds has consistently helped generations of investors reach their investment goals. Adams Funds is comprised of two closed-end funds, Adams Diversified Equity Fund, Inc. (NYSE: ADX) and Adams Natural Resources Fund, Inc. (NYSE: PEO). The Funds are actively managed by an experienced team with a disciplined approach and have paid dividends for more than 85 years across many market cycles. The Funds are committed to paying a minimum annual distribution rate of 8% of NAV or more, providing reliable income to long-term investors. Shares can be purchased through our transfer agent or through a broker. For more information about Adams Funds, please visit: adamsfunds.com.
For further information please contact: adamsfunds.com/about/contact or 800.638.2479
Statements in this press release that are not historical facts are “forward-looking statements” as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements.